UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)

Navidea Biopharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

63937X202

(CUSIP Number)

John K. Scott, Jr.

30 Blue Heron Drive

Greenwood Village, Colorado 80121

Tel: (303) 399-6177

With a Copy to:

Jeffrey M. McPhaul

Winstead PC

2728 N. Harwood Street

Suite 500

Dallas, Texas 75201

Tel: (214) 745-5394

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63937X202

1	NAME OF REPORTING PERSONS John K. Scott, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,756,493 (1) (2) (4)
	8	SHARED VOTING POWER 10,139 (3)
	9	SOLE DISPOSITIVE POWER 18,756,493 (1) (2) (4)
	10	SHARED DISPOSITIVE POWER 10,139 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,766,632 (1) (2) (3) (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.7% (5)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 5,332,800 shares of Common Stock, par value $0.001 per share, of the Issuer (“Common Stock”) issuable to the Reporting Person upon conversion of 2,400 shares of Series I Convertible Preferred Stock, par value $0.001 per share, of the Issuer (“Series I Preferred Stock”) held directly by the Reporting Person.
(2)	Includes 8,047,160 shares of Common Stock directly held by the Reporting Person and 43,733 shares of Common Stock issuable under the Issuer’s Amended and Restated 2014 Stock Incentive Plan in partial payment of monthly non-employee director fees, issuance of which has been deferred at the request of the Reporting Person.
(3)	Includes 2,639 shares of Common Stock owned by the Reporting Person’s spouse and 7,500 shares of Common Stock owned by the Reporting Person’s children. The Reporting Person may be deemed to have shared voting and/or dispositive power with respect to such shares.
(4)	Includes 5,332,800 shares of Common Stock issuable upon exercise of Warrants to Purchase Common Stock held directly by the Reporting Person.
(5)	Based on 41,076,625 shares of Common Stock of the Issuer, which consists of (i) 30,367,292 shares of Common Stock outstanding as of August 8, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 15, 2022, plus (ii) 43,733 shares of Common Stock issuable but deferred at the request of the Reporting Person, plus (iii) 5,332,800 shares of Common Stock issuable to the Reporting Person upon conversion of shares of Series I Preferred Stock held directly by the Reporting Person, plus (iv) 5,332,800 shares of Common Stock issuable upon exercise of Warrants to Purchase Common Stock held directly by the Reporting Person.

Explanatory Note

This Amendment No. 13 hereby amends the Schedule 13D first filed by John K. Scott, Jr., a natural person (the “Reporting Person”), on June 24, 2019, as amended by Amendment No. 1 to the Schedule 13D filed on December 12, 2019, Amendment No. 2 to the Schedule 13D filed on February 26, 2020, Amendment No. 3 to the Schedule 13D filed on September 2, 2020, Amendment No. 4 to the Schedule 13D filed on December 29, 2020, Amendment No. 5 to the Schedule 13D filed on March 5, 2021, Amendment No. 6 to the Schedule 13D filed on March 11, 2021, Amendment No. 7 to the Schedule 13D filed on April 5, 2021, Amendment No. 8 to the Schedule 13D filed on June 15, 2021, Amendment No. 9 to the Schedule 13D filed on July 8, 2021, Amendment No. 10 to the Schedule 13D filed on April 22, 2022, Amendment No. 11 to the Schedule 13D filed on September 9, 2022 and Amendment No. 12 to the Schedule 13D filed on September 14, 2022 (as amended, the “Schedule 13D”).  This Amendment No. 13 is being filed to correct certain disclosures in Amendment No. 12 regarding the number of shares beneficially owned by the Reporting Person reported in Item 5. “Interest in Securities of the Issuer.” Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged. Capitalized terms used herein but not defined in this Amendment No. 13 shall have the meaning ascribed to such term in the Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) - (b)

The aggregate number and percentage of Common Stock beneficially owned by the Reporting Person are as follows:

Aggregate amount beneficially owned:	18,766,632	(1)(2)(3)(4)
Percent of class:	45.7	%(5)
Number of shares as to which the Reporting Person has:
Sole power to vote or direct the vote:	18,756,493	(1)(2)(4)
Shared power to vote or direct the vote:	10,139	(3)
Sole power to dispose or direct the disposition of:	18,756,493	(1)(2)(4)
Shared power to dispose or direct the disposition of:	10,139	(3)

(1)	Includes 5,332,800 shares of Common Stock, par value $0.001 per share, of the Issuer (“Common Stock”) issuable to the Reporting Person upon conversion of 2,400 shares of Series I Convertible Preferred Stock, par value $0.001 per share, of the Issuer (“Series I Preferred Stock”) held directly by the Reporting Person.
(2)	Includes 8,047,160 shares of Common Stock directly held by the Reporting Person and 43,733 shares of Common Stock issuable under the Issuer’s Amended and Restated 2014 Stock Incentive Plan in partial payment of monthly non-employee director fees, issuance of which has been deferred at the request of the Reporting Person.
(3)	Includes 2,639 shares of Common Stock owned by the Reporting Person’s spouse and 7,500 shares of Common Stock owned by the Reporting Person’s children. The Reporting Person may be deemed to have shared voting and/or dispositive power with respect to such shares.
(4)	Includes 5,332,800 shares of Common Stock issuable upon exercise of Warrants to Purchase Common Stock held directly by the Reporting Person.
(5)	Based on 41,076,625 shares of Common Stock of the Issuer, which consists of (i) 30,367,292 shares of Common Stock outstanding as of August 8, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 15, 2022, plus (ii) 43,733 shares of Common Stock issuable but deferred at the request of the Reporting Person, plus (iii) 5,332,800 shares of Common Stock issuable to the Reporting Person upon conversion of shares of Series I Preferred Stock held directly by the Reporting Person, plus (iv) 5,332,800 shares of Common Stock issuable upon exercise of Warrants to Purchase Common Stock held directly by the Reporting Person.

(c) The Reporting Person has not acquired or disposed of any securities of the Issuer since the most recent filing of this Schedule 13D.

(d) Except as set forth herein, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 22, 2022

/s/ John K. Scott, Jr.
John K. Scott, Jr.